August 15, 2024

Jeffrey Lown, II
Chief Executive Officer
Cherry Hill Mortgage Investment Corporation
1451 Route 34, Suite 303
Farmingdale, NJ 07727

       Re: Cherry Hill Mortgage Investment Corporation
           Registration Statement on Form S-3
           Filed August 6, 2024
           File No. 333-281317
Dear Jeffrey Lown II:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   David Freed